Paris, April 28, 2017

Sanofi Delivers Robust Q1 2017 Financial Results

	Q1 2017	Change	Change at CER	Change at CER and CS(1)

IFRS net sales reported	€8,648m	+11.1%	+8.6%	+3.5%

IFRS net income reported	€5,701m	+424.5%	—	—

IFRS EPS reported	€4.52	+438.1%	—	—

Business net income(2)	€1,795m	+4.2%	+1.0%	—

Business EPS(2)	€1.42	+6.0%	+3.0%	—

First-quarter 2017 accounts reflect the acquisition of the former Boehringer Ingelheim Consumer Healthcare (CHC) business and the disposal of the Animal Health business (completed on January 1, 2017(3)). In accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), Animal Health results in 2016 and gain on disposal in 2017 are reported separately. The first quarter 2017 income statement also reflects the consolidation of European operations related to Sanofi vaccine portfolio, following the termination of the Sanofi Pasteur MSD joint venture (SPMSD JV) with Merck at the end of December 2016.

Q1 2017 sales growth supported by Specialty Care, Vaccines and Emerging Markets

•	Net sales were €8,648 million, up 11.1% on a reported basis and 8.6%(4) at CER reflecting the acquisition of Boehringer Ingelheim’s (BI) CHC business and full consolidation of Sanofi’s European vaccine operations. At constant structure and CER, net sales were up 3.5%.

•	Sanofi Genzyme (Specialty Care) GBU sales increased 15.5% at CER driven by Multiple Sclerosis products.

•	Diabetes and Cardiovascular GBU sales were down 7.7% at CER; Global Diabetes franchise sales decreased 6.0%.

•	Sanofi Pasteur GBU grew 13.2% at CER and constant structure due to the strong performance of pediatric combinations.

•	CHC GBU sales were up 4.7% at CER and constant structure driven by the performance in Europe.

•	Emerging Markets(5) sales increased 8.5% at CER and constant structure.

Strong financial results and 2017 guidance confirmed

•	Business operating income of €2,442 million, up 7.6% at CER and constant structure.

•	Business EPS(2) grew 3.0% at CER to €1.42 and increased 6.0% on a reported basis.

•	Sanofi continues to expect 2017 Business EPS(2) to be stable to -3%(6) at CER, barring unforeseen major adverse events.

•	IFRS net income of €5,701 million (up 424%) included a net gain of €4,427 million resulting from the divestment of Merial.

Sanofi progresses on its 2020 roadmap

•	Integration of Boehringer Ingelheim CHC business on track, enhancing Sanofi’s position in key categories and regions.

•	Following the termination of the SPMSD JV, European vaccine business now fully driven by Sanofi.

•	Dupixent®, a breakthrough therapy for moderate-to-severe atopic dermatitis, now available to adult patients in the U.S.

•	Soliqua™100/33, first once-daily fixed combination of Lantus® and lixisenatide for type-2 diabetes, launched in the U.S.

•	Kevzara™ BLA for the treatment of rheumatoid arthritis granted PDUFA date of May 22, 2017.

•	FDA approval of Xyzal® Allergy 24H for OTC use and launch underway ahead of the U.S. spring allergy season.

Sanofi Chief Executive Officer, Olivier Brandicourt, commented:

“We have started the year with robust growth driven by Specialty Care and Vaccines as well as good performance in Emerging Markets. Our top line in the first quarter also benefited from the integration of the Boehringer Ingelheim CHC and European vaccine businesses. At the same time, the simplified organization continues to contribute to Sanofi’s financial performance. The U.S. launch of Dupixent® for moderate-to-severe atopic dermatitis marks a key innovation milestone on our strategic roadmap and lays the foundation for our new immunology franchise. We are excited to bring this highly innovative medicine to patients suffering from this devastating disease”.

(1) CS: constant structure: adjusted for BI CHC business, termination of SPMSD and others; (2) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (see Appendix 8 for definitions). The consolidated income statement for Q1 2017 is provided in Appendix 3 and a reconciliation of IFRS net income reported to business net income is set forth in Appendix 4; (3) The closing of the disposal of Merial in Mexico is expected in 2017; (4) changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8); (5) See page 7; (6) 2016 Business EPS was €5.68

Investor Relations: (+) 33 1 53  77 45 45 - E-mail: IR@sanofi.com - Media Relations: (+) 33 1 53 77  46 46 - E-mail: MR@sanofi.com

Website: www.sanofi.com Mobile app: SANOFI IR available on the App Store and Google Play

2017 first-quarter Sanofi sales

Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER(7).

In the first quarter of 2017, Company sales were €8,648 million, up 11.1% on a reported basis. Exchange rate movements had a favorable effect of 2.5 percentage points reflecting mainly the positive evolution of the U.S. dollar, Brazilian Real and Japanese Yen which more than offset the negative impact from the Egyptian Pound, Turkish Lira and British Pound. Company sales benefited from the acquisition of BI’s CHC business and full consolidation of Sanofi’s European vaccines operations leading to an increase of 8.6% at CER. At CER and constant structure, Company sales were up 3.5%.

Global Business Units

The table below presents sales by Global Business Unit (GBU) and reflects the organization of Sanofi which became effective as of January 1, 2016. This structure drives deeper specialization, simplifies reporting and provides clear focus on growth drivers. Please note that in Emerging Markets, Specialty Care and Diabetes and Cardiovascular sales are included in the General Medicines and Emerging Markets GBU.

Net Sales by GBU (€ million)	Q1 2017	Change (CER)	Change at CER/CS*

Sanofi Genzyme (Specialty Care)(a)	1,379	+15.5%	+15.5%

Diabetes and Cardiovascular(a)	1,419	-7.7%	-7.7%

General Medicines & Emerging Markets(b)	3,725	+2.2%	+2.1%

Consumer Healthcare (CHC)	1,341	+42.7%	+4.7%

Total Pharmaceuticals	7,864	+7.4%	+2.6%

Sanofi Pasteur (Vaccines)	784	+22.2	+13.2%

Total Company sales	8,648	+8.6%	+3.5%

(a)	Does not include Emerging Markets sales- see definition page 7; (b) Includes Emerging Markets sales for Diabetes & Cardiovascular and Specialty Care;
*	CS : constant structure

Global Franchises

The table below presents first quarter 2017 sales by global franchise, including Emerging Markets sales, to facilitate comparisons. Appendix 1 provides a reconciliation of sales by GBU and franchise.

Net sales by Franchise (€ million)	Q1 2017	Change (CER)	Change at CER/CS*	Developed Markets	Change at CER/CS*	Emerging Markets	Change at CER/CS*

Specialty Care	1,620	+15.6%	+15.6%	1,379	+15.5%	241	+16.3%

Diabetes and Cardiovascular	1,795	-4.0%	-4.0%	1,419	-7.7%	376	+12.3%

Established Rx Products	2,640	+0.6%	+0.3%	1,634	-4.1%	1,006	+8.3%

Consumer Healthcare (CHC)	1,341	+42.7%	+4.7%	937	+6.1%	404	+1.3%

Generics	468	-2.0%	-1.7%	268	-5.0%	200	+3.4%

Vaccines	784	+22.2%	+13.2%	468	+14.6%	316	+11.1%

Total net sales	8,648	+8.6%	+3.5%	6,105	+1.6%	2,543	+8.5%

*	CS : constant structure

Pharmaceuticals

First-quarter Pharmaceuticals sales increased 7.4% to €7,864 million. At constant structure, Pharmaceuticals sales were up 2.6% driven by Multiple Sclerosis, CHC, Rare Disease, Oncology and Cardiovascular franchises.

(7)	See Appendix 8 for definitions of financial indicators.

Rare Disease franchise

Net sales (€ million)	Q1 2017	Change (CER)
Myozyme® / Lumizyme®	190	+12.7%

Cerezyme®	176	-4.9%

Fabrazyme®	177	+15.4%

Aldurazyme®	52	+8.3%

Cerdelga®	31	+30.4%

Others	86	+3.8%

Total Rare Diseases	712	+7.6%

In the first quarter, Rare Disease sales increased 7.6% to €712 million driven by the accrual of patients worldwide. Rare Disease sales grew at double digits in the U.S. and Emerging Markets, up 12.2% and 11.1%, respectively.

In the first quarter, Gaucher (Cerezyme® and Cerdelga®) sales decreased 1.0% to €207 million, due to lower Cerezyme® sales in Emerging Markets (down 10.7% to €50 million) mostly driven by ordering patterns in Latin America. Cerdelga® sales increased 30.4% to €31 million of which €25 million were generated in the U.S. (up 26.3%).

First-quarter Fabrazyme® sales were up 15.4% to €177 million, reflecting a continued accrual of new Fabry patients.

Myozyme®/Lumizyme® sales increased 12.7% to €190 million in the first quarter, mainly due to new patient accruals and increased worldwide diagnosis of Pompe disease.

Multiple Sclerosis franchise

Net sales (€ million)	Q1 2017	Change (CER)
Aubagio®	371	+29.7%

Lemtrada®	125	+40.9%

Total Multiple Sclerosis	496	+32.4%

First-quarter Multiple Sclerosis (MS) sales increased 32.4% to €496 million, reflecting strong Aubagio® and Lemtrada® performance in the U.S. and Europe.

In the first quarter, Aubagio® sales increased 29.7% to €371 million driven by the U.S. (up 33.0% to €259 million) and Europe (up 23.0% to €91 million). In the U.S., Aubagio® has achieved market share of 9.0% (source IMS TRX-Q1 2017) and is now the most “switched to” disease modifying therapy in the U.S. (source IMS NPA Market Dynamics).

First-quarter Lemtrada® sales increased 40.9% to €125 million, including €67 million in the U.S. (up 39.1%) and €45 million in Europe (up 31.4%).

Oncology franchise

Net sales (€ million)	Q1 2017	Change (CER)
Jevtana®	97	+5.6%

Thymoglobulin®	72	+7.7%

Taxotere®	47	+2.2%

Eloxatin®	45	+7.1%

Mozobil®	40	+11.4%

Zaltrap®	16	-5.9%

Others	95	+46.0%

Total Oncology	412	+12.8%

First-quarter Oncology sales increased 12.8% to €412 million driven mainly by Jevtana® and boosted by a U.S. government order for Leukine®. Jevtana® sales were up 5.6% to €97 million in the first quarter led by Europe (up 5.7% to €37 million) and Japan. In the first quarter, Thymoglobulin® sales increased 7.7% to €72 million supported by the U.S. (up 8.1% to €41 million).

Eloxatin® sales increased 7.1% to €45 million in the first quarter supported by China (Emerging Markets sales were up 27.6% to €37 million) which offset generic competition in Canada. First-quarter Taxotere® sales increased 2.2% (to €47 million) driven by Emerging Markets (up 23.3% to €37) which offset continued generic competition in Japan.

Diabetes franchise

Net sales (€ million)	Q1 2017	Change (CER)
Lantus®	1,226	-14.1%

Toujeo®	192	+78.6%

Total glargine	1,418	-7.7%

Apidra®	98	+14.1%

Amaryl®	89	+5.7%

Insuman®	27	-15.6%

BGM (Blood Glucose Monitoring)	17	—

Lyxumia®	7	-22.2%

Soliqua®	4	—

Total Diabetes	1,663	-6.0%

In the first quarter, Diabetes sales decreased 6.0% to €1,663 million, including lower Lantus® sales in the U.S. First-quarter U.S. Diabetes sales were down 14.7% to €839 million. Sales in Emerging Markets increased 12.1% to €373 million. Sales in Europe were €326 million, a decrease of 3.0%.

In the first quarter, Sanofi glargine (Lantus® and Toujeo®) sales decreased 7.7% to €1,418 million. In the U.S., Sanofi glargine sales of €805 million were down 15.5% and reflected the impact of the exclusion from various CVS commercial formularies. The U.S. Diabetes sales decline is expected to accelerate over the remainder of the year primarily due to the United Health formulary exclusion which started April 1, 2017 as well as an incremental impact from the CVS formulary exclusion. In Europe, Sanofi glargine sales decreased 3.1% to €245 million due to biosimilar competition in several European markets.

Over the quarter, Lantus® sales were €1,226 million down 14.1%. In the U.S., Lantus® sales decreased 20.9% to €690 million mainly reflecting lower average net price and patients switching to Toujeo® as well as the aforementioned impact of formulary exclusions. In Europe, first-quarter Lantus® sales were €199 million (down 14.8%) due to biosimilar competition and patients switching to Toujeo®. In Emerging Markets, sales were up 9.6% to €253 million.

First-quarter Toujeo® sales were €192 million (up 78.6%) of which €115 million (up 42.3%) were recorded in the U.S. and €46 million in Europe.

Amaryl® sales were €89 million, up 5.7% in the first quarter, of which €73 million were generated in Emerging Markets (up 8.5%).

First-quarter Apidra® sales increased 14.1% to €98 million, reflecting double digit growth in the U.S. (up 12.0% to €29 million), Europe (up 12.9% to €35 million), and Emerging Markets (up 20.0% to €24 million).

Since January 2017, Soliqua™ 100/33 (insulin glargine 100 Units/mL & lixisenatide 33 mcg/mL injection; lixisenatide was in-licensed from Zealand Pharma) has been available in the U.S. Soliqua™ sales were €4 million in the first quarter.

Cardiovascular franchise

First-quarter Praluent® sales (collaboration with Regeneron) were €34 million of which €24 million was in the U.S. and €8 million in Europe. This reflected significant payer utilization management restrictions in the U.S. and limited market access in Europe.

In January 2017, the U.S. District Court for the District of Delaware issued an injunction that required Sanofi and Regeneron to stop marketing, selling and manufacturing Praluent® in the U.S. starting from February 21, 2017. However, on February 8, 2017, the Court of Appeals for the Federal Circuit stayed (suspended) the permanent injunction for Praluent® pending the companies’ appeal. As a result, Sanofi and Regeneron will continue marketing, selling and manufacturing Praluent® in the U.S. during the appeal process. The Court of Appeals is scheduled to hear oral arguments on June 6, 2017.

First-quarter Multaq® sales were €98 million, up 10.5% reflecting 9.6% growth (to €83 million) in the U.S.

Established Rx Products

Net sales (€ million)	Q1 2017	Change (CER)
Lovenox®	415	+2.2%

Plavix®	380	-1.8%

Renvela®/Renagel®	246	+2.1%

Aprovel®/Avapro®	193	+13.0%

Synvisc® /Synvisc-One®	90	-1.1%

Myslee®/Ambien®/Stilnox®	73	-1.4%

Allegra®	68	-13.3%

Other	1,175	-0.2%

Total Established Rx Products	2,640	+0.6%

In the first quarter, Established Rx Products sales increased 0.6% to €2,640 million, reflecting strong performance in Emerging Markets (up 8.2% to €1,006 million) which offset the impact of generic competition to Plavix® in Japan. In the U.S., Established Rx Products sales decreased 4.9% (to €365 million). In Europe, Established Rx Products sales decreased 2.1% to €907 million.

Lovenox® sales increased 2.2% to €415 million in the first quarter, driven by strong performance in Emerging Markets (up 14.3% to €120 million), which offset lower sales in Europe (down 1.5% to €257 million).

In the first quarter, Plavix® sales were down 1.8% to €380 million due to generic competition in Japan that started in June 2015 (sales in Japan were down 33.7% to €64 million). In Emerging Markets, Plavix sales increased 10.8% to €262 million sustained by the performance in China.

First-quarter Renvela®/Renagel® sales increased 2.1% to €246 million. In the U.S. where Sanofi expects generic competition before the end of 2017, first-quarter sales were up 3.1% to €207 million. In Europe, Renvela®/Renagel® sales were down 13.6% to €18 million due to generic competition.

Aprovel®/Avapro® sales were up 13.0% (to €193 million) driven by product sales to our partner in Japan and sales in China.

Consumer Healthcare

CHC sales by geography and category are provided in Appendix 1.

Net sales (€ million)	Q1 2017	Change (CER)	Change at CER/CS*
Allergy Cough & Cold	414	+58.7%	+12.6%
of which Allegra®	145	-0.7%	—
of which Mucosolvan®	35	na	na
Pain	324	+45.1%	+10.2%
of which Doliprane®	83	+7.8%	—
of which Buscopan®	42	na	na
Digestive	229	+55.6%	-8.3%
of which Dulcolax®	47	na	na
of which Enterogermina®	47	+9.5%	—
of which Essentiale®	35	-17.9%	—
of which Zantac®	27	na	na
Nutritionals	164	+36.3%	-1.3%
of which Pharmaton®	17	na	na
Other	210	+11.0%	+3.1%
of which Gold Bond®	50	+2.1%	—
Total Consumer Healthcare	1,341	+42.7%	+4.7%

*	CS : constant structure

In the first quarter, Consumer Healthcare (CHC) sales increased 42.7% to €1,341 million reflecting the closing of the acquisition of Boehringer Ingelheim CHC business on January 1st, 2017 and the transfer of some Sanofi products to the new Chinese joint-venture between Sanofi and China Resources Sanjiu (CR999). At constant structure, Sanofi CHC sales increased 4.7% in the first quarter mainly driven by the strong performance in Europe.

In Europe, CHC sales were up 68.2% to €406 million. At constant structure, sales were up 10.0%, due to an early cough and cold season. Over the period double-digit growth at constant structure was achieved by the Allergy Cough and Cold category (up 21.6%, driven by Mucosolvan®, Bisolvon® and Allegra®) and the pain category (up 15.7% driven by Buscopan® and Doliprane®).

In the U.S., first quarter CHC sales increased 18.7% to €348 million. At constant structure, CHC sales were up 2.4% driven by the launch of Xyzal® Allergy 24HR (sales of €43 million) which was approved in February as an over-the-counter treatment for the relief of symptoms associated with seasonal and year-round allergies. In the first quarter, the performance at constant structure of the Allergy, Cough and Cold (up 12.9%, driven by Xyzal® launch) and Pain categories (up 16.7%) were partially offset by lower sales of the Digestive category (down 19.2%, impacted by lower sales of Dulcolax® and Zantac®).

In Emerging Markets, first-quarter CHC sales increased 20.9% to €404 million. At constant structure, CHC sales were up 1.3% reflecting lower sales in Russia which continued to be impacted by the economic environment. In Emerging Markets, the strong performance at constant structure of the Allergy Cough and Cold category (up 14.1%) was partially offset by lower sales of the Digestive category due to Essentiale®.

In the rest of the world, CHC sales were up 151.5% to €183 million. At constant structure, CHC sales were up 4.9% mainly driven by the Nutritionals and Pain categories.

Generics

In the first quarter, Generics sales decreased 2.0% to €468 million reflecting lower sales in Europe (down 3.4% to €198 million), and a 2.8% increase in Emerging Markets (to €200 million).

As announced in our 2020 strategic roadmap, Sanofi has carefully reviewed all options for our Generics business in Europe and made the definitive decision to initiate a carve-out process expected to be completed by the end of 2018. Importantly, Sanofi confirms its commitment to Generics in other parts of the world with a greater focus on the Emerging Markets.

Vaccines

Net sales (€ million)	Q1 2017	Change (CER)	Change at CER/CS*
Polio/Pertussis/Hib vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	432	+46.2%	+38.0%
Influenza vaccines (incl. Vaxigrip® and Fluzone®)	38	+85.0%	+85.0%
Adult Booster vaccines (incl. Adacel ®)	79	-5.0%	-23.2%
Meningitis/Pneumonia vaccines (incl. Menactra®)	95	-24.6%	-24.6%
Travel and other endemic vaccines	106	+25.3%	+8.3%
Dengvaxia®	17	-5.3%	-5.3%
Other vaccines	17	+23.1%	+14.3%
Total Vaccines (consolidated sales)	784	+22.2%	+13.2%

*	CS : constant structure

First quarter consolidated Vaccines sales were up 22.2% to €784 million and reflected the termination of the Sanofi Pasteur MSD joint-venture in Europe from December 31, 2016. At constant structure, sales were up 13.2% mainly driven by the Polio/Pertussis/Hib (PPH) franchise. In the U.S., sales were up 13.5% to €287 million. In Emerging Markets, sales grew 11.5% to €316 million. In Europe, sales were up 110.4% to €100 million reflecting the termination of SPMSD JV. At constant structure, European sales were up 4.1%.

In the first quarter, Polio/Pertussis/Hib vaccines sales increased 46.2% to €432 million. At constant structure, PPH sales grew 38.0% reflecting supply recovery of Pentacel® and CDC order phasing in the U.S. (U.S. Pentacel® sales: €89 million versus €21 million in the first quarter of 2016), and increased release of Pentaxim® batches in China.

Influenza vaccines sales were up 85.0% to €38 million boosted by supply to Butantan in Brazil in the first quarter.

First-quarter Adult Booster vaccines sales were €79 million, down 5.0%, or down 23.2% at constant structure impacted by Repevax® supply disruption in Europe.

First quarter Dengvaxia® sales were €17 million mainly reflecting the sales of the third dose for the public immunization program implemented in the Philippines at the beginning of 2016.

First-quarter Menactra® sales were down 21.6% to €90 million mainly due to the U.S. CDC ordering pattern in the previous year.

First-quarter Travel and other endemic vaccines sales were €106 million up 25.3% and up 8.3% at constant structure.

Company sales by geographic region

Sanofi sales (€ million)	Q1 2017	Change (CER)	Change (CER/CS)

United States	2,764	+3.0%	+1.2%

Emerging Markets(a)	2,543	+11.3%	+8.5%

of which Latin America	676	+18.6%	+12.0%

of which Asia (including South Asia(b))	983	+13.4%	+12.4%

of which Africa, Middle East	546	+1.6%	-0.7%

of which Eurasia(c)	298	+14.3%	+9.9%

Europe(d)	2,411	+10.4%	+1.8%

Rest of the World(e)	930	+14.9%	+2.2%

of which Japan	529	+19.9%	-0.6%

Total Sanofi sales	8,648	+8.6%	+3.5%

*	CS : constant structure
(a)	World excluding U.S., Canada, Western & Eastern Europe (except Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico
(b)	India, Bangladesh, Sri Lanka
(c)	Russia, Ukraine, Georgia, Belarus, Armenia and Turkey
(d)	Western Europe + Eastern Europe except Eurasia
(e)	Japan, South Korea, Canada, Australia, New Zealand, Puerto Rico

First-quarter sales in the U.S. were €2,764 million, an increase of 3.0% or 1.2% at constant structure driven mainly by the Multiple Sclerosis franchise (up 34.2%), Vaccines (up 13.5%), Oncology (up 23.1%), Rare Diseases (up 12.2%) and Cardiovascular (up 25.6%) which offset lower sales of Diabetes (down 14.7%).

First-quarter sales in Emerging Markets were €2,543 million, up 11.3% or 8.5% at constant structure driven by Established Rx products (up 8.3% at constant structure), Diabetes (up 12.1%), Vaccines (up 11.5%), Oncology (up 22.6%) and Rare Disease (up 11.1%). In Asia, first quarter sales were up 13.4% (up 12.4% at constant structure) to €983 million reflecting strong performance in China (up 17.0% at constant structure to €597 million), driven by Pharmaceuticals and also by the end of the vaccines market disruption. In Latin America, first quarter sales increased 18.6% (up 12.0% at constant structure) to €676 million sustained by Brazil. First-quarter sales in Brazil increased 24.5% at constant structure to €320 million supported by performance of Established Rx Products, Vaccines, generics and CHC. First-quarter sales in the Eurasia region increased 14.3% (9.9% at constant structure) to €298 million supported by strong growth in Turkey. Over the quarter, sales in Russia were €147 million up 0.9% and down 4.3% at constant structure impacted by local economic conditions. In Africa and the Middle East, sales were €546 million up 1.6% or down 0.7% at constant structure reflecting lower sales in Middle East due to phasing of vaccines supply and a modest growth in Africa.

First-quarter sales in Europe were €2,411 million, up 10.4% or 1.8% at constant structure, mainly driven by the performance of the Multiple Sclerosis franchise (up 25.7%) and CHC (up 10.0% at constant structure) which offset lower sales in Diabetes (down 3.0%) and Established Rx Products (down 3.1% at constant structure).

Sales in Japan increased 19.9% to €529 million in the first quarter. At constant structure, sales in Japan were down 0.6% impacted by generic Plavix® competition which was partially offset by strong growth of vaccines sales.

R&D update

Consult Appendix 6 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of 2016 full-year results on February 8, 2017 include the following:

•	In April, the FDA approved a new dosing regimen for Praluent® of 300 mg administered subcutaneously once monthly (every 4 weeks).

•	In April the European Medicine Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) granted a positive opinion for the marketing authorization of Kevzara® (sarilumab), recommending its approval for use in adult patients with moderately to severely active rheumatoid arthritis.

•	In March, the U.S. Food and Drug Administration (FDA) approved Dupixent® (dupilumab), the first and only biologic medicine approved for the treatment of adults with moderate-to-severe atopic dermatitis (AD) whose disease is not adequately controlled with topical prescription therapies, or when those therapies are not advisable.

•	Following successful conclusion of Le Trait manufacturing site inspection by FDA, the Kevzara™ (sarilumab) U.S. BLA was accepted in April for the treatment of rheumatoid arthritis with a PDUFA date of May 22, 2017.

At the end of April 2017, the R&D pipeline contained 46 pharmaceutical new molecular entities (excluding Life Cycle Management) and vaccine candidates in clinical development of which 13 are in Phase 3 or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase 4:

•	Top-line results of the ODYSSEY OUTCOMES study on Praluent® are now expected to be reported in the first quarter of 2018 based on communications from the independent DSMB (Data and Safety Monitoring Board). Recruitment for this 18,600-patient cardiovascular outcomes trial was completed in November 2015 and the scheduled two-year follow-up of patients is underway.

Phase 3:

•	The results of the CAFÉ study evaluating dupilumab in cyclosporine-resistant patients in moderate-to-severe atopic dermatitis were positive and demonstrated an acceptable safety profile. These results will be submitted to the EMA and presented at a scientific Congress.

•	In March, detailed results from the one-year Phase 3 CHRONOS study were presented at the Annual Meeting of the American Academy of Dermatology (AAD). In this study, patients receiving Dupixent® with topical corticosteroids (TCS) achieved significantly improved measures of overall disease severity compared to TCS alone in adults with uncontrolled moderate-to-severe AD with a safety profile consistent with previous studies.

Phase 2:

•	SP0232 / MEDI8897 (partnership with MedImmune), a monoclonal antibody, entered the portfolio in Phase 2 for the prevention of lower respiratory tract illness in infants caused by respiratory syncytial virus.

•	SAR566658, a maytansin-loaded anti-CA6 monoclonal antibody, entered into Phase 2 for the treatment of triple negative breast cancer.

•	A Phase 2 study was initiated to evaluate isatuximab in acute lymphoblastic leukemia.

Phase 1:

•	SAR440181 / MYK491 (collaboration with MyoKardia), for the treatment of dilated cardiomyopathy (DCM1 myosin activation), entered Phase 1.

2017 first-quarter financial results(8)

Business Net Income(8)

In the first quarter of 2017, Sanofi generated sales of €8,648 million, an increase of 11.1% (up 8.6% at CER).

First-quarter other revenues increased 71.7% (up 66.9% at CER) to €249 million including VaxServe sales of non-Sanofi products of €173 million (versus €83 million in the first quarter of 2016).

First-quarter Gross Profit increased 13.1% to €6,200 million (up 10.6% at CER). At CER and constant structure*, Gross Profit increased 5.4%. The gross margin ratio improved by 1.3 percentage points to 71.7% versus the first quarter of 2016, mainly reflecting the positive impact of the growing Multiple Sclerosis business, a favorable product and geographical mix in our Established Rx Product franchise, as well as industrial productivity improvements. These impacts more than offset the negative U.S. Diabetes net price evolution. In the first quarter, the gross margin ratio of Pharmaceuticals was 73.1%, an improvement of 1.6 percentage points and the gross margin ratio of Vaccines decreased 0.6 percentage points to 58.0%. Sanofi expects its gross margin ratio to be approximately 70% at CER in 2017.

Research and Development expenses increased 6.0% to €1,309 million (up 4.0% at CER) in the first quarter. At CER and constant structure*, R&D expenses were up 2.1% reflecting the increased spending on our development programs in oncology (isatixumab, PD-1) and sotagliflozin.

First-quarter selling general and administrative expenses (SG&A) were up 12.0% to €2,478 million (up 9.5% at CER).

At CER and constant structure*, SG&A was up 1.5% mainly reflecting launch costs for Dupixent®, Kevzara™ and Xyzal®, commercial and marketing investments behind key Emerging countries and our Europe Vaccines business, as well as one-time costs associated with the integration of Boehringer Ingelheim CHC business. On the other hand, our Diabetes sales and marketing spending in the U.S. was adapted to the new competitive environment.

First-quarter other current operating income net of expenses was €34 million versus €93 million for the same period of 2016. In the first quarter of 2016, this line included an arbitration award of €192 million to Sanofi and also a foreign exchange loss related to Venezuela (€92 million).

The share of profits from associates was €30 million in the first quarter versus €23 million for the same period of 2016. The share of profits from associates included Sanofi’s share in Regeneron profit.

In the first quarter, non-controlling interests were -€35 million versus -€27 million in the first quarter of 2016.

First-quarter business operating income increased 15.0% to €2,442 million. At CER, business operating income increased 11.7%. At CER and constant structure*, business operating income increased 7.6%. The ratio of business operating income to net sales increased 0.9 percentage point to 28.2% versus the same period of 2016. In the first quarter, the business operating income ratio of Pharmaceuticals was 30.1%, 1.4 percentage points higher and the business operating income ratio of Vaccines increased 0.7 percentage points to 13.5%.

Net financial expenses were €63 million in the first quarter versus €117 million in the first quarter of 2016, reflecting mainly a lower cost of net debt.

First-quarter effective tax rate was 24.5% compared with 22.6% in the first quarter of 2016.

First-quarter business net income(8) increased 4.2% to €1,795 million (up 1.0% at CER). The ratio of business net income to net sales increased 0.9 percentage points to 20.8% versus the same period of 2016 (excluding Animal Health business).

In the first quarter of 2017, business earnings per share(8) (EPS) increased 6.0% to €1.42 on a reported basis and 3.0% at CER. The average number of shares outstanding was 1,262.4 million in the first quarter of 2017 versus 1,288.4 million in the first quarter of 2016.

(8)	See Appendix 3 for 2017 first-quarter Consolidated income statement; see Appendix 8 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.
*	Adjusted for BI CHC business and termination of SPMSD

2017 guidance

Sanofi expects 2017 Business EPS to be stable to -3% at CER, barring unforeseen major adverse events, consistent with its previously announced Strategic Roadmap guidance for the 2016-17 period. Applying the average March 2017 exchange rates to the rest of the year, the currency impact on 2017 Business EPS is estimated to be +3% to +4%.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)

In the first quarter of 2017, the IFRS net income was €5,701 million reflecting the acquisition of BI’s CHC business and full consolidation of Sanofi’s European vaccine operations. The main items excluded from the business net income were:

•	A net gain of €4,427 million resulting from the divestment of the Animal Health business (subject to post-closing adjustment).

•	A €503 million amortization charge related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €104 million, Genzyme: €231 million and BI CHC business €66 million) and to acquired intangible assets (licenses/products: €37 million). These items have no cash impact on the Company.

•	A charge of €36 million mainly reflecting an increase of Bayer contingent considerations linked to Lemtrada® (charge of €21 million) and CVR fair value adjustment (charge of €16 million).

•	Expenses of €88 million arising from the impact of the acquisition of BI CHC business and the termination of SPMSD joint venture on inventories.

•	Restructuring costs and similar items of €119 million mainly related to the organizational transformation program at the industrial level in Europe and North America.

•	A €248 million tax effect arising from the items listed above, comprising €182 million of deferred taxes generated by amortization charged against intangible assets, €43 million associated with restructuring costs and similar items, €28 million associated with the impact of acquisition on inventories and €6 million associated with fair value remeasurement of contingent consideration liabilities.

•	An expense of €24 million net of tax related to restructuring costs of associates and joint-ventures, and expenses arising from the impact of acquisitions on associates and joint-ventures.

Capital Allocation

In the first quarter of 2017, net cash generated by operating activities was €954 million after capital expenditures of €382 million and an increase in working capital of €766 million. This net cash flow largely funded acquisitions and partnerships net of disposals (€222 million) and restructuring costs and similar items (€211 million). The swap between BI CHC business and Sanofi Animal Health business generated a net cash flow of €5,288 million (pre-tax amount as tax payments on the gain are expected in the next quarters), partially used to finance share repurchases (€1,289 million) over the quarter. As a consequence, net debt decreased from €8,206 million at December 31, 2016 to €3,685 million at March 31, 2017 (amount net of €14,924 million cash and cash equivalents).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2017 first-quarter net sales by GBU, franchise, geographic region and product

Appendix 2:	2017 first-quarter Business net income statement

Appendix 3:	2017 first-quarter consolidated income statement

Appendix 4:	Reconciliation of IFRS net income reported to business net income

Appendix 5: Appendix 6: Appendix 7:	Currency sensitivity R&D pipeline Expected R&D milestones

Appendix 8:	Definitions of non-GAAP financial indicators

Appendix 1: 2017 first-quarter net sales by GBU, franchise, geographic region and product

Q1 2017 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	363	30.1%	33.5%	91	23.0%	259	33.0%	13	30.0%	8	14.3%	371	29.7%	33.0%
Lemtrada	120	41.2%	41.2%	45	31.4%	67	39.1%	8	150.0%	5	33.3%	125	40.9%	42.0%
Total MS	483	32.8%	35.3%	136	25.7%	326	34.2%	21	64.3%	13	20.0%	496	32.4%	35.1%
Cerezyme	126	-2.4%	0.0%	68	-2.8%	46	0.0%	12	-9.1%	50	-10.7%	176	-4.9%	-3.3%
Cerdelga	31	30.4%	34.8%	5	66.7%	25	26.3%	1	0.0%	0	—	31	30.4%	34.8%
Myozyme	163	11.0%	11.6%	82	5.1%	67	18.2%	14	16.7%	27	25.0%	190	12.7%	14.5%
Fabrazyme	158	12.3%	14.5%	40	8.1%	93	13.9%	25	13.6%	19	54.5%	177	15.4%	18.8%
Aldurazyme	35	0.0%	0.0%	19	0.0%	11	0.0%	5	0.0%	17	30.8%	52	8.3%	8.3%
Total Rare Disease	589	6.9%	9.5%	231	2.6%	274	12.2%	84	2.7%	123	11.1%	712	7.6%	10.2%
Taxotere	10	-37.5%	-37.5%	1	0.0%	1	0.0%	8	-42.9%	37	23.3%	47	2.2%	2.2%
Jevtana	89	4.8%	6.0%	37	5.7%	40	2.6%	12	9.1%	8	16.7%	97	5.6%	7.8%
Eloxatine	8	-38.5%	-38.5%	2	100.0%	0	—	6	-50.0%	37	27.6%	45	7.1%	7.1%
Thymoglobulin	57	7.8%	11.8%	10	11.1%	41	8.1%	6	0.0%	15	7.1%	72	7.7%	10.8%
Mozobil	38	12.1%	15.2%	11	10.0%	25	14.3%	2	0.0%	2	0.0%	40	11.4%	14.3%
Zaltrap	15	-6.3%	-6.3%	13	8.3%	2	-50.0%	0	—	1	0.0%	16	-5.9%	-5.9%
Total Oncology	307	9.9%	12.0%	88	8.6%	181	23.1%	38	-26.0%	105	22.6%	412	12.8%	15.1%
Sanofi Genzyme (Specialty Care)	1,379	15.5%	18.0%	455	9.8%	781	23.1%	143	-1.5%	241	16.3%	1,620	15.6%	18.2%
Lantus	973	-18.8%	-16.6%	199	-14.8%	690	-20.9%	84	-9.1%	253	9.6%	1,226	-14.1%	-12.1%
Toujeo	176	66.0%	70.9%	46	142.1%	115	42.3%	15	133.3%	16	—	192	78.6%	86.4%
Apidra	74	12.3%	13.8%	35	12.9%	29	12.0%	10	11.1%	24	20.0%	98	14.1%	15.3%
Amaryl	16	-5.9%	-5.9%	5	-37.5%	1	-100.0%	10	37.5%	73	8.5%	89	5.7%	1.1%
Insuman	21	-4.8%	0.0%	20	-4.8%	1	0.0%	0	0.0%	6	-36.4%	27	-15.6%	-15.6%
Total Diabetes	1,290	-10.3%	-8.1%	326	-3.0%	839	-14.7%	125	5.2%	373	12.1%	1,663	-6.0%	-4.1%
Multaq	96	10.7%	14.3%	11	0.0%	83	9.6%	2	—	2	0.0%	98	10.5%	14.0%
Praluent	33	166.7%	175.0%	8	200.0%	24	155.6%	1	—	1	—	34	175.0%	183.3%
Total Cardiovascular	129	30.2%	34.4%	19	42.9%	107	25.6%	3	—	3	50.0%	132	30.6%	34.7%
Diabetes & Cardiovascular	1,419	-7.7%	-5.3%	345	-1.1%	946	-11.5%	128	7.0%	376	12.3%	1,795	-4.0%	-2.0%
Plavix	380	-1.8%	-2.1%	39	-7.1%	0	-100.0%	79	-27.9%	262	10.8%	380	-1.8%	-2.1%
Lovenox	415	2.2%	2.7%	257	-1.5%	15	-6.7%	23	-4.5%	120	14.3%	415	2.2%	2.7%
Renagel / Renvela	246	2.1%	5.1%	18	-13.6%	207	3.1%	9	0.0%	12	20.0%	246	2.1%	5.1%
Aprovel	193	13.0%	14.2%	31	-6.1%	3	-25.0%	45	61.5%	114	8.5%	193	13.0%	14.2%
Allegra	68	-13.3%	-9.3%	2	50.0%	0	—	66	-15.1%	0	—	68	-13.3%	-9.3%
Myslee / Ambien / Stilnox	73	-1.4%	4.3%	10	-9.1%	15	0.0%	29	-10.0%	19	21.4%	73	-1.4%	4.3%
Synvisc / Synvisc One	90	-1.1%	2.3%	8	0.0%	67	-4.5%	4	150.0%	11	-9.1%	90	-1.1%	2.3%
Depakine	112	9.8%	9.8%	40	2.5%	0	—	4	-25.0%	68	17.2%	112	9.8%	9.8%
Tritace	62	3.2%	0.0%	39	-2.5%	0	—	1	—	22	4.5%	62	3.2%	0.0%
Lasix	35	2.9%	2.9%	18	-5.3%	0	—	2	-50.0%	15	23.1%	35	2.9%	2.9%
Targocid	37	0.0%	0.0%	19	-5.0%	0	—	1	-50.0%	17	13.3%	37	0.0%	0.0%
Other Rx Drugs	929	-1.6%	0.1%	426	-1.4%	58	-24.3%	99	3.3%	346	1.8%	929	-1.6%	0.1%
Total Established Rx Products	2,640	0.6%	1.9%	907	-2.1%	365	-4.9%	362	-6.3%	1,006	8.2%	2,640	0.6%	1.9%
Generics	468	-2.0%	2.0%	198	-3.4%	37	-28.6%	33	26.9%	200	2.8%	468	-2.0%	2.0%
Total Emerging Markets Specialty Care	241	16.3%	19.3%							241	16.3%
Total Emerging Markets Diabetes & Cardiovascular	376	12.3%	12.9%							376	12.3%
General Medicines & Emerging Markets	3,725	2.2%	3.9%	1,105	-2.4%	402	-7.6%	395	-4.1%	1,823	9.5%
Allergy, Cough & Cold	414	58.7%	63.0%	107	197.2%	154	12.9%	62	176.2%	91	36.9%	414	58.7%	63.0%
Pain	324	45.1%	50.7%	139	47.4%	44	16.7%	29	600.0%	112	27.5%	324	45.1%	50.7%
Digestive	229	55.6%	61.3%	85	59.3%	44	500.0%	12	450.0%	88	3.8%	229	55.6%	61.3%
Nutritionals	164	36.3%	45.1%	33	17.9%	1	0.0%	63	65.7%	67	26.5%	164	36.3%	45.1%
Consumer Healthcare	1,341	42.7%	48.2%	406	68.2%	348	18.7%	183	151.5%	404	20.9%	1,341	42.7%	48.2%

Total Pharmaceuticals	7,864	7.4%	9.9%	2,311	8.1%	2,477	1.9%	849	13.1%	2,227	11.3%	7,864	7.4%	9.9%

Polio / Pertussis / Hib	432	46.2%	50.0%	57	147.8%	127	105.0%	44	64.0%	204	11.1%	432	46.2%	50.0%
Adult Booster Vaccines	79	-5.0%	-1.3%	17	21.4%	45	-15.7%	8	14.3%	9	0.0%	79	-5.0%	-1.3%
Meningitis/Pneumonia	95	-24.6%	-22.1%	1	—	71	-30.3%	2	-33.3%	21	0.0%	95	-24.6%	-22.1%
Influenza Vaccines	38	85.0%	90.0%	0	-100.0%	3	0.0%	10	100.0%	25	118.2%	38	85.0%	90.0%
Travel And other endemic Vaccines	106	25.3%	27.7%	22	187.5%	29	16.7%	14	18.2%	41	0.0%	106	25.3%	27.7%
Dengue	17	-5.3%	-10.5%	0	—	0	—	0	—	17	-5.3%	17	-5.3%	-10.5%
Vaccines	784	22.2%	25.4%	100	110.4%	287	13.5%	81	38.2%	316	11.5%	784	22.2%	25.4%
Total Company	8,648	8.6%	11.1%	2,411	10.4%	2,764	3.0%	930	14.9%	2,543	11.3%	8,648	8.6%	11.1%

Appendix 2: 2017 First-quarter Business net income statement

First Quarter 2017	Pharmaceuticals			Vaccines			Others		Total Group
€ million	Q1 2017	Q1 2016	Change	Q1 2017	Q1 2016	Change	Q1 2017	Q1 2016	Q1 2017	Q1 2016	Change

Net sales	7,864	7,158	9.9%	784	625	25.4%			8,648	7,783	11.1%

Other revenues	76	54	40.7%	173	91	90.1%			249	145	71.7%

Cost of sales	(2,195)	(2,097)	4.7%	(502)	(350)	43.4%			(2,697)	(2,447)	10.2%

As % of net sales	(27.9%)	(29.3%)		(64.0%)	(56.0%)				(31.2%)	(31.4%)

Gross profit	5,745	5,115	12.3%	455	366	24.3%			6,200	5,481	13.1%

As % of net sales	73.1%	71.5%		58.0%	58.6%				71.7%	70.4%

Research and development expenses	(1,170)	(1,108)	5.6%	(139)	(127)	9.4%			(1,309)	(1,235)	6.0%

As % of net sales	(14.9%)	(15.5%)		(17.7%)	(20.3%)				(15.1%)	(15.9%)

Selling and general expenses	(2,271)	(2,046)	11.0%	(207)	(166)	24.7%			(2,478)	(2,212)	12.0%

As % of net sales	(28.9%)	(28.6%)		(26.4%)	(26.6%)				(28.7%)	(28.4%)

Other current operating income/expenses	69	107		(3)	—		(32)	(14)	34	93

Share of profit/loss of associates* and joint-ventures	30	16		—	7				30	23

Net income attributable to non-controlling interests	(35)	(27)		—	—				(35)	(27)

Business operating income	2,368	2,057	15.1%	106	80	32.5%	(32)	(14)	2,442	2,123	15.0%

As % of net sales	30.1%	28.7%		13.5%	12.8%				28.2%	27.3%

							Financial income and expenses		(63)	(117)

							Income tax expense		(584)	(455)

							Tax rate**		24.5%	22.6%

							Business net income excl. Animal Health business		1,795	1,551	15.7%

							As % of net sales		20.8%	19.9%

							Business Net Income of Animal Health business		—	171

							Business Net Income		1,795	1,722	4.2%

							Business earnings / share (in euros) ***		1.42	1.34	6.0%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests (excluding Animal Health business).
***	Based on an average number of shares outstanding of 1,262.4 million in the first quarter of 2017 and 1,288.4 million in the first quarter of 2016.

Appendix 3: 2017 first-quarter consolidated income statement

€ million	Q1 2017 (1)	Q1 2016 (1)

Net sales	8,648	7,783

Other revenues	249	145

Cost of sales	(2,785)	(2,447)

Gross profit	6,112	5,481

Research and development expenses	(1,309)	(1,235)

Selling and general expenses	(2,478)	(2,212)

Other operating income	60	217

Other operating expenses	(26)	(124)

Amortization of intangible assets	(503)	(444)

Impairment of intangible assets	—	—

Fair value remeasurement of contingent consideration	(36)	(29)

Restructuring costs and similar items	(119)	(500)

Other gains and losses and litigation	—	—

Operating income	1,701	1,154

Financial expenses	(111)	(129)

Financial income	48	12

Income before tax and associates and joint ventures	1,638	1,037

Income tax expense	(336)	(117)

Share of profit/loss of associates and joint ventures	6	93

Net income excluding the held for exchange Animal Health business	1,308	1,013

Net income from the held for exchange Animal Health business	4,427	100

Net income	5,735	1,113

Net income attributable to non-controlling interests	34	26

Net income attributable to equity holders of Sanofi	5,701	1,087

Average number of shares outstanding (million)	1,262.4	1,288.4

Earnings per share (in euros) excluding the held for exchange Animal Health business	1.01	0.77

IFRS earnings per share (in euros)	4.52	0.84

(1)	Animal Health results in 2016 and gain on disposal in 2017 reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).

Appendix 4: Reconciliation of IFRS net income reported to business net income

€ million	Q1 2017	Q1 2016	Change

Net income attributable to equity holders of Sanofi	5,701	1,087	424.5%

Amortization of intangible assets(1)	503	444

Impairment of intangible assets	—	—

Fair value remeasurement of contingent consideration	36	29

Expenses arising from the impact of acquisitions on inventories	88	—

Restructuring costs and similar items	119	500

Other gains and losses, and litigation	—	—

Tax effect of items listed above:	(248)	(338)

Amortization of intangible assets	(182)	(156)

Impairment of intangible assets	—	—

Fair value remeasurement of contingent consideration	(6)	(11)

Expenses arising from the impact of acquisitions on inventories	(28)	—

Restructuring costs and similar items	(43)	(171)

Other tax effects	11	—

Other tax items	—	—

Share of items listed above attributable to non-controlling interests	(1)	(1)

Restructuring costs of associates and joint-ventures, and expenses arising from the impact of acquisitions on associates and joint-ventures	24	(70)

Animal Health items(2)/(3)	(4,427)	71

Business net income	1,795	1,722	4.2%

IFRS earnings per share(4) (in euros)	4.52	0.84

(1)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €466 million in the first quarter of 2017 and € 410 million in the first quarter of 2016.
(2)	In 2017, net gain resulting from the divestment of the Animal Health business (based on preliminary closing statements).
(3)	In 2016, includes the following items: impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, costs incurred as a result of the divestment as well as tax effect of these items.
(4)	Based on an average number of shares outstanding of 1,262.4 million in the first quarter of 2017 and 1,288.4 million in the first quarter of 2016.

Appendix 5: currency sensitivity

2017 Business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	-0.05 USD/EUR	+EUR 0.13
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.02
Russian Ruble	+10 RUB/EUR	-EUR 0.03

Currency exposure on Q1 2017 sales

Currency	Q1 2017
US $	32.9%
Euro €	24.5%
Chinese Yuan	6.2%
Japanese Yen	5.6%
Brazilian Real	3.5%
British Pound	1.9%
Russian Ruble	1.7%
Australian $	1.6%
Canadian $	1.5%
Mexican Peso	1.1%
Others	19.5%

Currency average rates

	Q1 2016	Q1 2017	Change
€/$	1.10	1.06	-3.3%
€/Yen	127.02	121.12	-4.6%
€/Yuan	7.21	7.32	+1.5%
€/Real	4.31	3.35	-22.3%
€/Ruble	82.47	62.53	-24.2%

Appendix 6: R&D Pipeline

N : New Molecular Entity

R : Registration Study

Registration

N sarilumab Anti-IL6R mAb Rheumatoid arthritis, U.S, EU	Dengvaxia®(1) Mild-to-severe dengue fever vaccine

N Dupixent® Anti-IL4Ra mAb Atopic dermatitis, EU	PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccine, U.S.

N SAR342434 insulin lispro Type 1+2 diabetes	VaxiGrip® QIV IM(2) Quadrivalent inactivated influenza vaccine (3 years+)

Phase 3

dupilumab Anti-IL4Ra mAb Asthma, Nasal polyposis	Clostridium difficile Toxoid vaccine

N isatuximab Anti-CD38 naked mAb Relapsed Refractory Multiple myeloma	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (6-35 months)

N patisiran (ALN-TTR02) siRNA inhibitor targeting TTR Familial amyloidotic polyneuropathy	Pediatric pentavalent vaccine DTP-Polio-Hib Japan

N GZ402666 neo GAA Pompe Disease	Men Quad TT 2nd generation meningococcal ACYW conjugate vaccine

N sotagliflozin Oral SGLT-1&2 inhibitor Type 1 & Type 2 diabetes

(1)	Approved in 16 countries to date
(2)	Approved in 28 countries as of end March 2017

Phase 2

dupilumab Anti-IL4Ra mAb Eosinophilic oesophagitis	N - R olipudase alfa rhASM Deficiency Acid Sphingomyelinase Deficiency(1)	Rabies VRVg Purified vero rabies vaccine
N SAR156597 IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis / Systemic Scleroderma	N GZ402671 Oral GCS inhibitor Gaucher related Parkinson’s Disease, Gaucher Disease Type 3, Fabry Disease	Tuberculosis Recombinant subunit vaccine
N GZ389988 TRKA antagonist Osteoarthritis	N fitusiran (ALN-AT3) siRNA targeting Anti-Thrombin Hemophilia	Fluzone® QIV HD Quadrivalent inactivated influenza vaccine – High dose
sarilumab Anti-IL6R mAb Uveitis	N efpeglenatide Long-acting GLP-1 receptor agonist Type 2 diabetes	Adacel+ Tdap booster
N SAR422459 ABCA4 gene therapy Stargardt disease	N SAR425899 GLP-1R/GCGR dual agonist Type 2 diabetes	Shan 6 DTP-HepB-Polio-Hib Pediatric hexavalent vaccine
N - R SAR439684 PD-1 inhibitor Advanced CSCC (Skin cancer)	N SAR100842 LPA1 receptor antagonist Systemic sclerosis	HIV Viral vector prime & rgp120 boost vaccine
isatuximab Anti-CD38 naked mAb Acute Lymphoblastic Leukemia	N SAR439152 Myosin inhibitor Hypertrophic cardiomyopathy	SP0232(2) Monoclonal antibody Respiratory syncytial virus
N SAR566658 Maytansin-loaded anti-CA6 mAb Solid tumors	N - R Combination ferroquine / OZ439 Antimalarial

(1)	Also known as Niemann Pick type B
(2)	Also known as MEDI8897

Phase 1

N SAR440340 Anti-IL33 mAb Asthma & COPD	N SAR408701 Maytansin-loaded anti-CEACAM5 mAb Solid tumors	N SAR247799 S1P1 agonist Cardiovascular Indication
N SAR439794 TLR4 agonist Peanut allergy	N SAR428926 Maytansin-loaded anti-Lamp1 mAb Cancer	N SAR407899 rho kinase Microvascular angina
N GZ402668 GLD52 (anti-CD52 mAb) Relapsing multiple sclerosis	N SAR438335 GLP-1R/GIPR dual agonist Type 2 diabetes	Herpes Simplex Virus Type 2 HSV-2 vaccine
N UshStat® Myosin 7A gene therapy Usher syndrome 1B	N SAR341402 Rapid acting insulin Diabetes	Zika Inactivated Zika vaccine
N SAR228810 Anti-protofibrillar AB mAb Alzheimer’s disease	N SAR440181(1) DCM1 Myosin activation Dilated cardiomyopathy	Respiratory syncytial virus Infants

(1)	Also known as MYK491

Appendix 7: Expected R&D milestones

Products	Expected milestones	Timing

dupilumab	Start of Phase 3 trial in Asthma in 6-11 year-olds	Q2 2017

Kevzara®(1)	U.S. regulatory decision in Rheumatoid Arthritis	Q2 2017

Kevzara®(1)	European Commission decision in Rheumatoid Arthritis	Q2 2017

Dupixent®(1)	Start of Phase 3 trial in Atopic Dermatitis in 6-11 year-olds	Q3 2017

Fitusiran	Start of Phase 3 trial in Hemophilia	Q3 2017

Fluzone QIV HD	Start of Phase 3 trial	Q3 2017

VaxiGrip® QIV IM (6-35 months)	EU regulatory submission	Q3 2017

dupilumab	Phase 3 results in Asthma in Adult patients	Q4 2017

dupilumab	U.S. regulatory submission in Asthma in Adult patients	Q4 2017

patisiran	Phase 3 results in Familial amyloidotic polyneuropathy	Q4 2017

efpeglenatide	Start of Phase 3 trial in type-2 Diabetes	Q4 2017

sotagliflozine	Start of Phase 3 trials in combination therapies in type-2 Diabetes	2017

isatuximab	Start of additional Phase 3 trials in Multiple Myeloma and additional indications	2017

SAR439684 (PD-1)	Phase 2/3 to start in NSCLC(2) and BCC(3)	2017

Praluent®	ODYSSEY OUTCOMES top-line results	Q1 2018

(1)	Name received conditional approval
(2)	Non-Small Cell Lung Cancer
(3)	Basal Cell Carcinoma

Appendix 8: Definitions of non-GAAP financial indicators

Company

“Company” corresponds to Sanofi and its subsidiaries

Company sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of net sales to Company sales at constant exchange rates for the first quarter of 2017

€ million	Q1 2017
Net sales	8,648
Effect of exchange rates	(194)
Company sales at constant exchange rates	8,454

Business net income

Sanofi publishes a key non-GAAP indicator.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration related to business combinations or to disposals,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),

•	restructuring costs and similar items(1),

•	other gains and losses (including gains and losses on disposals of non-current assets(1)),

•	costs or provisions associated with litigation(1),

•	tax effects related to the items listed above as well as effects of major tax disputes,

•	tax (3%) on dividends paid to Sanofi shareholders,

•	Animal Health items out of business net income(2),

•	Net income attributable to non-controlling interests related to the items listed above.

(1)	Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.
(2)	In 2016, impact of discontinuation of depreciation and impairment of Property, Plant and Equipment starting at IFRS 5 application (non-current assets held for sales and discontinued operations), amortization and impairment of intangible assets until IFRS 5 application and costs incurred as a result of the divestment as well as tax effect of these items; and in 2017 gain on the disposal of the Animal Health business, net of tax.